SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No. 2)

So-Young International Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

American Depositary Shares

(Title of Class of Securities)

83356Q108**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number was assigned to the American Depositary Shares (“ADSs”) of So-Young International Inc. (the “Issuer”), which are quoted on the Nasdaq Global Market under the symbol “SY.” 13 ADSs represent 10 Class A ordinary shares, par value $0.0005 per share (“Class A Ordinary Shares”) of the Issuer. The CUSIP number of Class A Ordinary Shares is G83114 101.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 83356Q108	Schedule 13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Hui Shao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER *(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER *(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5%(2)
12	TYPE OF REPORTING PERSON IN

(1)            As of December 31, 2022 and as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

CUSIP No. 83356Q108	Schedule 13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON ATCG Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER *(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER *(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5%
12	TYPE OF REPORTING PERSON CO

(1)            As of December 31, 2022 and as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

CUSIP No. 73172K104	13 G	Page 4 of 8 Pages

ITEM 1.

(a)	Name of Issuer:

So-Young International Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Block E, Ronsin Technology Center, No. 34 Chuangyuan Road, Chaoyang District, Beijing 100012, People’s Republic of China

ITEM 2.

(a)	Name of Person Filing:

(i) Hui Shao

(ii) ATCG Holdings Limited (collectively, the “Reporting Persons”)

(b)	Address of Principal Office:

Tower A5, Central Park Plaza, Chaoyang District, Beijing 100026, People’s Republic of China

(c)	Citizenship:

Hui Shao—People’s Republic of China

ATCG Holdings Limited—British Virgin Islands

(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.0005 per share, of the Issuer (“Class A Ordinary Shares”), represented by ADSs

The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value $0.0005 per share (“Class B Ordinary Shares”). Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to thirty votes per share on all matters submitted to them for vote. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(e)	CUSIP Number:

83356Q108

This CUSIP number was assigned to the ADSs of the Issuer. 13 ADSs represent 10 Class A Ordinary Shares. The CUSIP number of Class A Ordinary Shares is G83114 101.

CUSIP No. 73172K104	13 G	Page 5 of 8 Pages

ITEM 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).(Post)

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).(Principal)

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

ITEM 4.	Ownership

As of December 31, 2022 and as of the date hereof, each of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. 73172K104	13 G	Page 6 of 8 Pages

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of the Group

Not applicable.

ITEM 10.	Certification

Not applicable.

CUSIP No. 73172K104	13 G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2023

Hui Shao

	By:	/s/ Hui Shao

ATCG Holdings Limited

	By:	/s/ Hui Shao
Name: Hui Shao
Title: Director

CUSIP No. 73172K104	13 G	Page 8 of 8 Pages

LIST OF EXHIBITS

TO SCHEDULE 13G

Exhibit No.	Description
A	Joint Filing Agreement